SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Thornhill Investment Trust

Address of Principal Business Office:

336 South Congress, Suite 200

Austin, Texas 78704

Telephone:

(512) 472-7171

Agent for Service of Process:

Gabe Thornhill

336 South Congress, Suite 200

Austin, Texas 78704

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES /X/

NO  /  /

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Atlanta and in the state of Georgia on the 19th day of October, 2011.

Signature:  Thornhill Investment Trust

By:

/s/ Brent S. Gillett

Brent S. Gillett

Trustee

Attest:

  /s/ Andrew Kalt

Name:

Andrew Kalt

Title:

Secretary